UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
November 2, 2007

Mail-Stop 5546

Mr. Tor F. Johansen, President and CEO
Eksportfinans ASA
Dronning Mauds gt. 15
N-0250 Oslo, Norway

Re:	Eksportfinans ASA
Form 20-F for Fiscal Year Ended December 31, 2006
Form 6-K for the month of July, 2003
Filed on July 8, 2003
File No. 1-8427

Dear M. Johansen:

We have limited our review of your above filings to disclosure relating to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.	We note that in the 6-K referenced above, in the fifth paragraph of the section labeled, “First Quarter Report 2003,” you state:

A number of applications for financing to markets that are new to Eksportfinans have been approved in this period. Iran is becoming an interesting market for the export of Norwegian oil and gas technology as well as equipment for aquaculture.

Your 20-F does not include any disclosure regarding contacts with Iran, a country that has been identified by the U.S. Department of State as a state sponsor of terrorism and is subject to U.S. economic sanctions and export controls. Please advise us whether you have had, currently have, or anticipate having contacts with Iran,

Mr. Tor F. Johansen, President and CEO
Eksportfinans ASA
November 1, 2007

whether directly or indirectly. Describe to us, in reasonable detail, the nature and extent of any such contacts.

2.	Please discuss the materiality of any contacts described in response to the foregoing comment, and whether your Iran-related business constitutes a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amount of any associated revenues, assets and liabilities. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and the valuation of its securities.

In this regard, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to certain terrorist-sponsoring countries. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. A number of other U.S. states have adopted or are considering legislation regarding the investment of certain state assets in, and/or requiring the divestment of certain state assets from companies that do business with Iran. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran.

3.	If you have provided financing in connection with the export of products going to Iran, please advise us whether those products, including component parts, have military uses. Advise us also whether, to the best of your knowledge, understand or belief, any of the products have been put to military use by the Iranian government, and, if so, of the use(s) to which they have been put.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors

Mr. Tor F. Johansen, President and CEO
Eksportfinans ASA
November 1, 2007

require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please understand that we may have additional comments after we review your response to our comments. Please contact William Friar (202) 551-3418 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc:	Jens Olav Feiring, Esq.
General Counsel
Eksportfinans ASA
Dronning Mauds gt. 15
N-0250 Oslo, Norway
Facsimile: 011 47 22-01-2202

United States Securities and Exchange Commission

Washington. D.C.
20549
United States of America

Att. Cecilia Blye
Chief
Office of Global Security Risk

Your ref.:	Our ref.:	Date:
Mail-Stop 5546		19 November 2007

Your enquiry letter dated November 2, 2007 – [Correction Appended]

Dear Ms. Blye,

We have searched our records and files as far back as 1977 and till the date hereof and we are pleased to confirm that Eksportfinans ASA since that date has not had or has any loans outstanding to persons or companies in or the sovereign state of Iran. Based on the information we have we have no reason to anticipate any future loans to Iran. As far as we are able to establish this also includes loans that may indirectly include Iran.

Back in 2003 some Norwegian exporters involved in the field of oil and gas technology as well as aquaculture did approach Eksportfinans ASA enquiring about the possibility of export credits. As stated above no loans were given.

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Best regards
Eksportfinans ASA

Tor Johansen President & CEO	Jens Olav Feiring General Counsel